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SEC FILE NUMBER
1-04879

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Diebold, Incorporated

Full Name of Registrant

Former Name if Applicable
5995 Mayfair Road, PO Box 3077

Address of Principal Executive Office (Street and Number)
North Canton, Ohio 44720-8077

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, Diebold, Incorporated (the “Company”) determined that its previous, long-standing method of accounting for bill and hold transactions was in error, representing a misapplication of generally accepted accounting principles, and that it would discontinue its use of bill and hold as a method of revenue recognition in its North America and International businesses.
The Company’s corrected method of recognizing revenue will be adopted retroactively by restating previously issued financial statements. On January 9, 2008, management of the Company had concluded that the Company’s financial statements for the fiscal years ended December 31, 2006, 2005, 2004 and 2003; the quarterly data in each of the quarters for the years ended December 31, 2006 and 2005; and the quarter ended March 31, 2007, must be restated and should no longer be relied upon.
As also previously disclosed, as a result of the Securities and Exchange Commission (“SEC”) ongoing investigation, the Company and the Audit Committee, in consultation with their outside advisors, have been reviewing other accounting items, including various balance sheet accounts, such as prepaids, accruals, capitalized assets, deferred revenue and reserves within the Company’s North America and International businesses. This review is expected to be complete upon filing the Company’s restated financial statements.
The Company is currently in the process of preparing its Annual Report on Form 10-K for the year ended December 31, 2007, which, as previously announced, will reflect the Company’s restated financial statements for the years ended December 31, 2006 and 2005, and the selected financial data for the years ended December 31, 2004 and 2003. In addition, the Company is also in the process of preparing its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007, September 30, 2007 and March 31, 2008, which will also reflect the Company’s restated financial statements for the quarter ended March 31, 2007 through the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
Accordingly, until the review of these other accounting items and these prior quarterly and annual reports are completed, the Company will be unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 within the prescribed time period. The delays could not be eliminated without unreasonable effort or expense. The Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007, September 30, 2007, March 31, 2008 and June 30, 2008 and Annual Report on Form 10-K for the year ended December 31, 2007 will be filed as soon as practicable after resolution of these issues. While the restated financial statements will address the issues identified in the review, the previously disclosed investigation by the SEC and the Department of Justice remain ongoing and there can be no assurance that the results of these investigations will not impact previously reported financial statements.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kevin J. Krakora	(330)	490-4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007, September 30, 2007 and March 31, 2008, or its Annual Report on Form 10-K for the year ended December 31, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Diebold, Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2008	By	/s/ Leslie A. Pierce

Name: Leslie A. Pierce
Title: Vice President and Corporate Controller